UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _____)*

GDS HOLDINGS LIMITED
(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share
(Title of Class of Securities)

Not applicable
(CUSIP Number)

Robert Jackson
Executive Vice President, General Counsel and Secretary
CyrusOne Inc.
2101 Cedar Springs Road
Dallas, TX 75201
(972) 350-0060

with a copy to:

Brian E. Hamilton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498
212-558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2017
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None.	Schedule 13D

1	Name of Reporting Person CyrusOne Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 64,257,028
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 64,257,028
11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,257,028*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.03**
14	Type of Reporting Person (See Instructions) HC

*See Item 5.

**Based on 711,552,082 outstanding Class A Ordinary Shares. See Item 5.

CUSIP No.: None.	Schedule 13D

1	Name of Reporting Person Cheetah Asia Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 64,257,028*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 64,257,028*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,257,028*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.03**
14	Type of Reporting Person (See Instructions) OO

*See Item 5.

**Based on 711,552,082 outstanding Class A Ordinary Shares. See Item 5.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Ordinary Shares”), of GDS Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”). Each Class A Ordinary Share is equivalent to eight (8) American depository shares (“ADS”). The address of the principal executive offices of the Issuer is 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, The People’s Republic of China.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 13d‑1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by CyrusOne Inc., a Maryland corporation (“CyrusOne”) and Cheetah Asia Holdings LLC, a Delaware company and a wholly owned subsidiary of CyrusOne (“Purchaser,” and together with CyrusOne, the “Reporting Persons”). The address of the principal business and the principal office of the Reporting Persons is 2101 Cedar Springs Road, Suite 900, Dallas, TX 75201.

CyrusOne is a data center real estate investment trust (REIT) that owns, operates and develops enterprise-class, carrier-neutral, multi-tenant data center properties. CyrusOne is the sole beneficial owner and sole trustee of CyrusOne GP, a Maryland statutory trust, which is in turn the sole general partner of CyrusOne LP, a Maryland limited partnership and the operating partnership of CyrusOne (“CyrusOne LP”). Purchaser is a wholly owned subsidiary of CyrusOne LP.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, which is hereby incorporated by reference.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A attached hereto, which is hereby incorporated by reference.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Purchaser, the Issuer and CyrusOne LLC, a Delaware limited liability company and a wholly owned subsidiary of CyrusOne LP (“CyrusOne LLC”), entered into a Share Purchase Agreement dated as of October 18, 2017 (the “Share Purchase Agreement”), pursuant to which Purchaser subscribed for and purchased, and the Issuer issued, sold and delivered, a number of Class A Ordinary Shares having an aggregate principal amount of $100,000,000.00 equivalent to 8,000,000 American depository shares (the “Sale Shares”). The $100,000,000.00 purchase price paid for the Sale Shares was funded from borrowings under the Issuer’s Second Amended and Restated Credit Agreement, dated as of November 21, 2016, among CyrusOne LP, the lenders party thereto, KeyBank National Association, as agent for the lenders, JPMorgan Chase Bank, N.A., as syndication agent, and KeyBanc Capital Markets Inc., JPMorgan Chase Bank, N.A. and TD Securities (USA) LLC, as joint lead arrangers and joint bookrunners.

In connection with the purchase of the Sale Shares pursuant to the Share Purchase Agreement, Purchaser, the Issuer, CyrusOne LLC and Mr. William Wei Huang (“Mr. Huang”) have also entered into an Investor Rights Agreement dated as of October 23, 2017 (the “Investor Rights Agreement”), pursuant to which Purchaser is granted certain rights in connection with the purchase of the Sale Shares.

The foregoing descriptions of the Share Purchase Agreement and the Investor Rights Agreement, in each case, do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement, which is filed as Exhibit 2 hereto and which is incorporated herein by reference and the Investor Rights Agreement, which is filed as Exhibit 3 hereto and which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Class A Ordinary Shares purchased pursuant to the Share Purchase Agreement that are beneficially owned or deemed to be beneficially owned by the Reporting Persons were acquired for investment purposes in connection with a commercial partnership that was entered into between CyrusOne and the Issuer.

Share Purchase Agreement. The Sale Shares were issued in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) of the Securities Act. The Issuer and Purchaser made certain customary representations, warranties and covenants to each other in the Share Purchase Agreement.

Investor Rights Agreement. In connection with the purchase of the Class A Ordinary Shares pursuant to the Share Purchase Agreement, on October 23, 2017, the Reporting Persons, the Issuer and Mr. Huang entered into the Investor Rights Agreement. Under the Investor Rights Agreement, the Class A Ordinary Shares purchased by the Purchaser will be subject to a lock up period, expiring on the first anniversary of the date of the Share Purchase Agreement, subject to customary carve outs. The Investor Rights Agreement further provides that for so long as, among other things, Purchaser, together with its affiliates, beneficially owns at least 90% of the Sale Shares, Purchaser has the right to nominate a director who shall be appointed to the Board of Directors of the Issuer. In addition, CyrusOne LLC agreed to customary standstill provisions in the Investor Rights Agreement, which expire on April 23, 2019 (unless earlier terminated, under certain circumstances). The Investor Rights Agreement also grants certain registration rights to Purchaser in respect of the Class A Ordinary Shares. To effect such registration rights the Issuer must use its reasonable efforts to cause the ADS depository to issue ADSs upon deposit of the underlying Class A Ordinary Shares.

The foregoing descriptions of the Share Purchase Agreement and the Investor Rights Agreement, in each case, do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement, which is filed as Exhibit 2 and which is incorporated herein by reference, and the Investor Rights Agreement, which is filed as Exhibit 3 and is incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except to the extent prohibited by the Share Purchase Agreement or the Investor Rights Agreement, each Reporting Person reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Class A Ordinary Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to acquire additional shares of Class A Ordinary Shares in market transactions or otherwise, to dispose of Class A Ordinary Shares, and to change its plans and intentions with regard to its ownership and voting position in, and business relationships with, the Issuer, as it deems appropriate.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 5(a) and (b). The calculation of percentage of beneficial ownership of outstanding Class A Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D assumes there are 711,552,082 Class A Ordinary Shares outstanding as of the date of this Schedule 13D. This figure is based on information set forth in the Share Purchase Agreement in which the Issuer represented that there were 711,552,082 Class A Ordinary Shares issued and outstanding as of October 18, 2017.

Each of the Reporting Persons beneficially owns or may be deemed to beneficially own, as the case may be, 64,257,028 Class A Ordinary Shares, representing approximately 9.03% of the outstanding Class A Ordinary Shares. Purchaser has shared voting and dispositive power with CyrusOne with respect to the Class A Ordinary Shares it beneficially owns or may be deemed to beneficially own. CyrusOne does not directly own any Class A Ordinary Shares, but may be deemed to have indirect beneficial ownership of, and shared voting and dispositive power with respect to, Class A Ordinary Shares that Purchaser beneficially owns or may be deemed to beneficially own. Except as set forth herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Class A Ordinary Shares.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Ordinary Shares (directly or indirectly in the form of ADSs), based on 711,552,082 Class A Ordinary Shares outstanding as of October 18, 2017.

(c) Except as described in this Schedule 13D, to the best knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by either Reporting Person or any person named in Schedule A.

(d) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Ordinary Shares beneficially owned or deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Commercial Agreement. Concurrent with the execution of the Share Purchase Agreement and the Investor Rights Agreement, on October 23, 2017, certain affiliates of CyrusOne and the Issuer entered into a commercial agreement pursuant to which CyrusOne and the Issuer will cooperate to market and sell data center space and related services in both the United States and China.

Except as described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 1	Joint Filing Agreement, dated as of November 2, 2017, by and between CyrusOne and Purchaser.
*Exhibit 2
Share Purchase Agreement, dated as of October 18, 2017, by and among the Issuer, Purchaser and CyrusOne LLC (incorporated by reference to Exhibit 2.1 of CyrusOne’s Current Report on Form 8–K (File No. 001-35789) filed with the SEC on October 24, 2017).

*Exhibit 3
Investor Rights Agreement, dated as of October 23, 2017, by and among the Issuer, Purchaser, CyrusOne LLC and Mr. Huang (incorporated by reference to Exhibit 99.1 of CyrusOne’s Current Report on Form 8–K (File No. 001-35789) filed with the SEC on October 24, 2017).

*Incorporated by reference

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2017

CYRUSONE INC.

/s/ Robert M. Jackson
Name: Robert M. Jackson
Title: Executive Vice President, General Counsel and Secretary

CHEETAH ASIA HOLDINGS LLC

/s/ Robert M. Jackson
Name: Robert M. Jackson
Title: Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of November 2, 2017, by and between CyrusOne and Purchaser.
Exhibit 2
Share Purchase Agreement, dated as of October 18, 2017, by and among the Issuer, Purchaser and CyrusOne (incorporated by reference to Exhibit 2.1 of CyrusOne’s Current Report on Form 8–K (File No. 001-35789) filed with the SEC on October 24, 2017).

Exhibit 3
Investor Rights Agreement, dated as of October 23, 2017, by and among the Issuer, Purchaser, CyrusOne LLC and Mr. Huang (incorporated by reference to Exhibit 99.1 of CyrusOne’s Current Report on Form 8–K (File No. 001-35789) filed with the SEC on October 24, 2017).

Schedule A

1.	CyrusOne Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of CyrusOne are set forth below. The business address for each director and executive officer is c/o CyrusOne Inc., 2101 Cedar Springs Road, Suite 900, Dallas, TX 75201. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CyrusOne. Each director and executive officer of CyrusOne is a citizen of the United States of America.

Name	Position
Gary J. Wojtaszek	Director and President and Chief Executive Officer
Alex Shumate	Director and Chairman of the Board
William E. Sullivan	Director
John W. Gamble Jr.	Director
T. Tod Nielsen	Director
David H. Ferdman	Director
Lynn A. Wentworth	Director
Michael A. Klayko	Director
Diane M. Morefield	Executive Vice President and Chief Financial Officer
Venkatesh S. Durvasula	Chief Commercial Officer
Robert M. Jackson	Executive Vice President, General Counsel and Secretary
Kevin L. Timmons	Chief Technology Officer
Amitabh Rai	Senior Vice President and Chief Accounting Officer

2.	Cheetah Asia Holdings LLC

Purchaser has no directors. The executive officers of CyrusOne listed above also serve as the executive officers of Purchaser and the business address for each executive officer is c/o CyrusOne Inc., 2101 Cedar Springs Road, Suite 900, Dallas, TX 75201.

Exhibit 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Class A Ordinary Shares, par value $0.00005 per share, of GDS Holdings Inc., a company incorporated under the laws of the Cayman Islands, and that this agreement be included as an Exhibit to such filing.
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.
IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of November 2, 2017.

CYRUSONE INC.

/s/ Robert M. Jackson
Name: Robert M. Jackson
Title: Executive Vice President, General Counsel and Secretary

CHEETAH ASIA HOLDINGS LLC

/s/ Robert M. Jackson
Name: Robert M. Jackson
Title: Executive Vice President, General Counsel and Secretary